October 22, 2018

Steven M. Fusco
Senior Executive Vice President and Chief Financial Officer
SB One Bancorp
100 Enterprise Drive, Suite 700
Rockaway, NJ 07866

       Re: SB One Bancorp
           Registration Statement on Form S-4
           Filed October 2, 2018
           File No. 333-227651

Dear Mr. Fusco:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed October 2, 2018

Cover Page

1. Please disclose the material terms of Enterprise's termination right, such as the trading price for SB One common stock necessary for the termination right to apply, as well as the degree to which the stock would need to underperform the NASDAQ Bank Index (e.g. by
       20% or more) and the "specified period of time" for which its performance will be assessed. Please further disclose the degree to which the exchange ratio would be increased to prevent termination if Enterprise elects to exercises its termination right.
       Please make corresponding revisions throughout your proxy statement/prospectus.
 Steven M. Fusco
SB One Bancorp
October 22, 2018
Page 2
Information About the Companies
Enterprise Bank N.J., page 35

2. Please disclose the security ownership of Enterprise's directors and officers, as well as any beneficial owners of more than five percent of its common stock. Please refer to Item
      18(a)(5)(ii) of Form S-4 and Item 403 of Regulation S-K for guidance. The Merger
Material U.S. Federal Income Tax Consequences of the Merger
Tax Consequences of the Merger Generally, page 85

3.    Please direct counsel to revise the opinions attached as Exhibits 8.1 and
8.2 to opine on
      the material tax consequences to investors as set forth in the filing. Please refer to Section
      III.A of Staff Legal Bulletin No. 19 for guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or Pamela A.
Long, Assistant Director, at (202) 551-3765 with any other questions.



                                                             Sincerely,
FirstName LastNameSteven M. Fusco
                                                             Division of
Corporation Finance
Comapany NameSB One Bancorp
                                                             Office of
Financial Services
October 22, 2018 Page 2
cc:       Richard A. Schaberg, Esq.
FirstName LastName